UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 23, 2017 (March 20, 2017)

FIG PUBLISHING, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

47-5336565

(I.R.S. Employer Identification No.)

599 Third St., Suite 211

San Francisco, CA 94107

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (415) 689-5605

Title of each class of securities issued pursuant to Regulation A:

Fig Game Shares – PSY2, a series of non-voting preferred stock, par value $0.0001 per share

Item 3.	Material Modification to Rights of Securityholders

On March 21, 2017, Fig Publishing, Inc. (“Fig”) received confirmation from the office of the Secretary of State of the State of Delaware that the Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Fig (the “Certificate of Amendment”), and an executed version of the Certificate of Designations for Fig Game Shares – Wasteland 3 Series of Preferred Stock of Fig (the “Certificate of Designations”), had been accepted by such office for filing on March 21, 2017. The Certificate of Amendment reduced the authorized shares of Fig’s common stock, par value $0.0001 per share (the “Common Stock”), and preferred stock, par value $0.0001 per share, following a joint resolution by Fig’s board of directors and sole stockholder to effect a reverse split of the outstanding shares of Common Stock in order to reduce the amount of such outstanding shares from 1,000,000 to 1,000. The Certificate of Designations was filed in connection with the qualification of Fig’s offering of Fig Game Shares – Wasteland 3 by the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2017.

Copies of the Certificate of Amendment and the Certificate of Designations are attached hereto as Exhibits 2.1 and 3.1, respectively. An unexecuted, but otherwise substantially identical, form of the Certificate of Designations had previously been included as an exhibit to, and described in, Fig’s Post-qualification Amendment No. 1 to Offering Statement on Form 1-A, filed with the U.S. Securities and Exchange Commission on December 16, 2016.

Item 9.	Other Events

In addition, on March 20, 2017, Fig and inXile Entertainment, Inc. (“inXile”) executed the Amended and Restated License Agreement between Fig and inXile, under which Fig shall publish the video game Wasteland 3 (the “License Agreement”), in connection with the qualification of Fig’s offering of Fig Game Shares – Wasteland 3 by the SEC on March 17, 2017. A copy of the License Agreement is attached hereto as Exhibit 6.1. An unexecuted, but otherwise substantially identical, form of the License Agreement had previously been included as an exhibit to, and described in, Fig’s Post-qualification Amendment No. 1 to Offering Statement on Form 1-A, filed with the U.S. Securities and Exchange Commission on December 16, 2016.

Index to Exhibits

Exhibit No.	Description of Exhibit
2.1	Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation of Fig Publishing, Inc., dated March 20, 2017
3.1	Certificate of Designations for Fig Game Shares – Wasteland 3 Series of Preferred Stock of Fig Publishing, Inc., dated March 20, 2017
6.1	Amended and Restated License Agreement between inXile Entertainment, Inc. and Fig Publishing, Inc., executed on March 20, 2017

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

Date: March 23, 2017	By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

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